Exhibit 11.1

Barclays Governance and Control

Sarbanes-Oxley Section 406:

Code of Ethics for Senior

Financial Officers

Version 2.0

June 2010

Section 406 Code of Ethics Policy

Rationale for the Section 406 Code of Ethics

Legal requirement

Under the Sarbanes Oxley Act 2002 section 406 and the relevant Securities and Exchange Commission (SEC) rules (17 CFR Parts 228 & 229) the Barclays Group (Barclays PLC, Barclays Bank PLC and their subsidiaries)is required to adopt and disclose a Code of Ethics.

This Code of Ethics (‘the Code’) embodies the commitment of Barclays PLC, Barclays Bank PLC and their subsidiaries to promote honest and ethical standards and compliance with all applicable laws, rules and regulations.

Scope of the Code

Senior executives

This code covers the following individuals (‘Covered Persons’):

Group Chief Executive Officer;

Group Finance Director;

Barclays Financial Controller;

Chief Financial Officer, GRB;

Chief Financial Officer, Barclays Capital;

Group Finance Director, Absa;

Chief Financial Officer, Barclays Corporate;

Head of Wealth Finance; and

Head of Barclays Financial Control.

A code of this nature cannot address all specific aspects of conduct and ethics and, if in doubt about the application of this code or concerned about any existing or potential violation of it, the officer concerned should initially seek guidance from the Barclays Compliance Director or Group General Counsel.

Section 406 Code of Ethics Policy

Public disclosure	It is Barclays’ policy that the information in its public communications, including Securities and Exchange Commission (SEC) filings, be full, fair, accurate, timely and understandable. All Covered Persons who are involved in the Barclays Group’s disclosure controls and procedures are responsible for acting in accordance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements and disclosure controls and procedures relating to the Barclays Group.

Compliance with external requirements

Disclosed financial information must be prepared in accordance with the applicable external requirements (including the Companies Act, International Financial Reporting Standards (IFRS), US Generally Accepted Accounting Principals (US GAAP), SEC disclosure requirements and Financial Services Authority (FSA) and other regulatory requirements). Such information must also comply with Barclays Group accounting policies as set out in the Barclays Group Accounting Manual.

Where there is uncertainty about how financial transactions or positions should be reported, Cluster Finance Directors are required by Group accounting policies and procedures to refer to the Head of Barclays Financial Control or the Barclays Financial Controller. In other non- financial cases (e.g. the impact of potential or actual litigation), reference should be made to the Barclays Risk Director, Group General Counsel, the Barclays Company Secretary or the Barclays Compliance Director as appropriate.

For both financial and non-financial matters:

•   Disclosure should be complete and include all relevant information to enable a reader to have a proper understanding of the information in its context. Care must be taken to ensure that a disclosure is not misleading, false or deceptive and does not omit any fact that could reasonably render the disclosure misleading.

•   Information should be accurate to the best of the preparer’s ability (the use of estimates is appropriate in certain circumstances and does not necessarily mean that the information is not fit for publication). Written verification of the disclosure must be obtained and retained.

• Information should be timely and up to date.

Requests for information

•   Information should be understandable - jargon should be avoided and where necessary sufficient context provided to make the disclosure relevant.

Requests for information made by Central Support, external and internal auditors and regulators should be dealt with fully and with due care and attention.

Conflicts of interest	A conflict of interest occurs when a person’s private interest interferes or appears to interfere with the interests of the Barclays Group. Any Covered Person must be aware that service to the Barclays Group should never be subordinated to personal gain or advantage. In particular, such person must never use or attempt to use his or her position at Barclays to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person from any person or entity.

Duty to disclose	If a Covered Person is aware of a potential personal conflict which cannot be avoided they must disclose it to the Barclays Compliance Director or the Group General Counsel and seek opportunities to remove themselves from the transaction giving rise to the conflict.

Section 406 Code of Ethics Policy

Other laws, rules and regulations	It is Barclays’ policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Person to make themselves familiar with and to adhere to the standards and restrictions imposed by those laws, rules and regulations.

Adherence to the Code

Requirement to notify

Covered Persons should strive to identify and raise potential issues before they lead to problems. Any Covered Person who becomes aware of any existing or potential violation of the Code should immediately notify Barclays Compliance Director or Group General Counsel.

Full details are to be provided at the earliest opportunity. If in doubt as to whether notification is necessary, guidance may be sought from either the Barclays Compliance Director or Group General Counsel.

Breaches	The Barclays Group will take such action as it deems appropriate to address any existing or potential violation of this code which is brought to its attention.

Internal reporting	Any breach of the code will be reported to the Chairman of the Board Audit Committee.

External reporting	A breach of the code will be reported to the Regulator as required under the FSA Principles (or any relevant provision in other jurisdictions). Any decision to report will be made by Barclays Compliance Director and/or the Group General Counsel after analysis of the nature of such notification(s).

Barclays will take such action as it deems appropriate to address any existing or potential violation of this code brought to its attention, including disciplinary proceedings.

Dispensations	Any dispensations from this code for any Covered Person shall require the approval of the Board Audit Committee and shall be subject to the publication requirements of the Act and the related rules.

Section 406 Code of Ethics Policy

Governance of the Policy

Policy owner:	Barclays Governance and Control

Policy sponsor:	Barclays Financial Controller

Date approved:	July 2010

Approved by:	The Board Audit Committee

Date last reviewed:	June 2010

Barclays Finance contact:	Julie Nicholson